WHEATON PRECIOUS METALS CORP.
as Borrower

- and -

THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Joint Bookrunner and Administrative Agent

- and -

BANK OF MONTREAL
as Co-Lead Arranger, Joint Bookrunner and Syndication Agent

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA AND THE TORONTO-DOMINION BANK
as Co-Documentation Agents

- and -

MUFG BANK, LTD., CANADA BRANCH,
NATIONAL BANK OF CANADA AND HSBC BANK CANADA
as Senior Managers

- and -

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN IMPERIAL
BANK OF COMMERCE, ROYAL BANK OF CANADA, THE TORONTO-DOMINION
BANK, MUFG BANK, LTD., CANADA BRANCH, EXPORT DEVELOPMENT
CANADA, HSBC BANK CANADA, MIZUHO BANK, LTD., NATIONAL BANK OF
CANADA AND BANK OF AMERICA, N.A., CANADA BRANCH
as Lenders

FIFTH AMENDING AGREEMENT TO THE AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

Dated as of February 27, 2019

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FIFTH AMENDING AGREEMENT TO
AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

                                                THIS AGREEMENT dated as of the 27th day of February, 2019.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

WHEATON PRECIOUS METALS CORP.(formerly known as Silver Wheaton Corp.), a corporation continued under the laws of the Province of Ontario

(herein called the “Borrower”)

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

                             WHEREAS the Borrower, the Lenders and the Administrative Agent entered into an amended and restated credit agreement dated as of February 27, 2015, as amended by a first amending agreement dated as of November 20, 2015, by a second amending agreement dated as of March 18, 2016, by a third amending agreement dated as of February 27, 2017 and a fourth amending agreement dated February 27, 2018 in connection with a certain credit facility in favour of the Borrower (the “Credit Agreement”);

                             AND WHEREAS the Borrower, the Lenders and the Administrative Agent hereto wish to amend certain provisions of the Credit Agreement;

                             NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

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ARTICLE 1
DEFINED TERMS

1.1                       Capitalized Terms

                             All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1                       General Rule

                             Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                       Defined Terms

                             The definition of “Maturity Date” in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and replaced by the following: ““Maturity Date” means February 27, 2024.”

2.3                       Schedule H

                             Schedule H to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule H hereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                       Representations and Warranties

                             To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof.

ARTICLE 4
CONDITION PRECEDENT

4.1                       Conditions Precedent to Effectiveness of this Agreement

                             This agreement shall not become effective until the following conditions precedent are fulfilled:

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(a)	this agreement shall have been executed and delivered by each of the Borrower, the Administrative Agent and the Lenders;

(b)	the attached acknowledgement and consent shall have been executed and delivered by each Guarantor to the Administrative Agent;

(c)

the Borrower shall have paid to the Lenders and to The Bank of Nova Scotia and Bank of Montreal, in their respective capacities as co-lead arrangers of the Credit Facility (the “Joint-Lead Arrangers”) all fees and expenses required to be paid in connection with the fee letter of even date executed by the Borrower and the Joint-Lead Arrangers.

ARTICLE 5
MISCELLANEOUS

5.1                       No Default

                             The Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

5.2                       Future References to the Credit Agreement

                             On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3                       Governing Law

                             This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.4                       Enurement

                             This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5                       Conflict

                             If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount. This agreement shall not create any novation.

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5.6                       No Waiver

                             This agreement shall not limit, impair or constitute a waiver of the rights, powers or remedies available to the Administrative Agent or the Lenders under the Credit Agreement or any other Credit Document.

5.7                       Credit Document

                             This agreement shall be deemed to be a Credit Document.

5.8                       Further Assurances

                             The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.9                       Counterparts

                             This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

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                             IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

WHEATON PRECIOUS METALS CORP.

By:	/s/ Curt Bernardi
Name: Curt D. Bernardi
Title: Senior Vice President, Legal and corporate Secretary

By:
Name:
Title:

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THE BANK OF NOVA SCOTIA, as
Administrative Agent

By:	/s/ Clement Yu
Name: Clement Yu
Title: Director

By:	/s/ Ryan Moonilal
Name: Ryan Moonilal
Title: Analyst

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THE BANK OF NOVA SCOTIA, as Lender

By:	/s/ Kurt Foellmer
Name: Kurt Foellmer
Title: Director

By:	/s/ Stephen MacNeil
Name: Stephen MacNeil
Title: Director

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BANK OF MONTREAL, as Lender

By:	/s/ Robert Wright
Name: Robert Wright
Title: Director

By:
Name:
Title:

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CANADIAN IMPERIAL BANK OF
COMMERCE, as Lender

By:	/s/ Peter Rawlins
Name: Peter Rawlins
Title: Managing Director

By:	/s/ Kazim Mehdi
Name: Kazim Mehdi
Title: Executive Director

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ROYAL BANK OF CANADA, as Lender

By:	/s/ Stam Fountoulakis
Name: Stam Fountoulakis
Title: Authorized Signatory

By:
Name:
Title:

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THE TORONTO-DOMINION BANK, as
Lender

By:	/s/ Rahim Kabani
Name: Rahim Kabani
Title: Managing Director

By:	/s/ Ben Montgomery
Name: Ben Montgomery
Title: Director

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MUFG BANK, LTD., CANADA BRANCH,
as Lender

By:	/s/ Samin Atique
Name: Samin Atique
Title: Managing Director

By:	/s/ Nirushan Thambirajah
Name: Nirushan Thambirajah
Title: Vice President

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EXPORT DEVELOPMENT CANADA, as
Lender

By:	/s/ Adam Smith
Name: Adam Smith
Title: Financing Manager

By:	/s/ Bassam Hammoud
Name: Bassam Hammoud
Title: Senior Financing Manager

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HSBC BANK CANADA, as Lender

By:	/s/ Doug Brandes
Name: Doug Brandes
Title: Director Global Banking

By:	/s/ Emma Amaya
Name: Emma Amaya
Title: Associate Global Banking

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MIZUHO BANK, LTD., as Lender

By:	/s/ Carmen Angelescu
Name: Carmen Angelescu
Title: Director

By:
Name:
Title:

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NATIONAL BANK OF CANADA, as
Lender

By:	/s/ Allan Fordyce
Name: Allan Fordyce
Title: Managing Director

By:	/s/ David Torrey
Name: David Torrey
Title: Managing Director

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BANK OF AMERICA, N.A., CANADA
BRANCH, as Lender

By:	/s/ Marc Ahlers
Name: Marc Ahlers
Title: Director

By:
Name:
Title:

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ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the Borrower’s Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Guarantee.

WHEATON PRECIOUS METALS
INTERNATIONAL LTD.

By:	/s/ Ounesh Reebye
Name:	Ounesh Reebye
Title:	Vice President, Streaming Operations &
Metal Sales

By:
Name:
Title:

SILVER WHEATON LUXEMBOURG
SARL

By:	/s/ Ounesh Reebye
Name:	Ounesh Reebye
Title:	Manager A

By:	/s/ Francois-Xavier Goossens
Name:	Francois-Xavier Goossens
Title:	Manager B

WHEATON PRECIOUS METALS
(CAYMAN) CO.

By:	/s/ Ounesh Reebye
Name:	Director
Title:

By:
Name:
Title:

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SCHEDULE H
APPLICABLE RATES

Level	Leverage Ratio	LIBOR Loan interest rate margin	Base Rate Canada Loan interest rate margin	Standby Fee
1	< 0.50x	1.100% per annum	0.100% per annum	0.220% per annum
2	< 1.00x	1.200% per annum	0.200% per annum	0.240% per annum
3	< 2.00x	1.450% per annum	0.450% per annum	0.290% per annum
4	< 3.00x	1.700% per annum	0.700% per annum	0.340% per annum
5	≥ 3.00x	2.200% per annum	1.200% per annum	0.440% per annum

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